UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

          For the month of July, 2013

          Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 25, 2013

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on September 9, 2013, at 10:00 a.m. (Israel time), at the offices of the Company, Euro Park, Italy House, Yakum, Israel, for the following purposes:

1.	To approve the Company’s Compensation Policy under the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law" or "Law").

2.
To re-elect five directors (Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman), who are not External Directors (as defined in the Companies Law, to the Company's Board of Directors (the “Board of Directors”), to serve until the close of the next annual general meeting, and with respect to Dov Pekelman, under the same terms of remuneration previously approved by the Company’s Audit Committee, Board of Directors and Shareholders.

3.
To approve and ratify the remuneration of Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

4.
To approve and ratify the remuneration of Mr. Sudhir Valia, member of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

5.
To approve and ratify the remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer of the Company, as approved by the Company's Compensation Committee and Board of Directors as follows, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd.:   an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

6.
To approve and ratify the remuneration for Mr. James Kedrowski, director of the Company, as approved by the Company’s Compensation Committee and Board of Directors which shall be equal to the consideration paid by the Company to its external directors, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

7.	To re-elect Mrs. Ilana Avidov Mor and Mr. Dan Biran, to the Board of Directors as External Directors as defined in the Companies Law for additional three-year terms commencing as of December 31, 2013.

8.	To approve a special bonus to Mr. James Kedrowski in the amount of USD 500,000, as recognition of his performance in three years of service as the Company’s Interim Chief Executive Officer.

9.
To appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

10.	To discuss the Company’s consolidated financial statements for the year ended March 31, 2013.

Shareholders of record at the close of business on August 1, 2013, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

Euro Park, Italy House
Yakum, Israel
_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on September 9, 2013, at 10:00 a.m. (Israel time) at the offices of the Company, Euro Park, Italy House, Yakum, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.	To approve the Company’s Compensation Policy under the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law" or "Law").

2.
To re-elect five directors (Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman), who are not External Directors (as defined  in the Companies Law, to the Company's Board of Directors (the “Board of Directors”), to serve until the close of the next annual general meeting, and with respect to Dov Pekelman, under the same terms of remuneration previously approved by the Company’s Audit Committee, Board of Directors and  Shareholders.

3.
To approve and ratify the remuneration of Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors  per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

4.
To approve and ratify the remuneration of Mr. Sudhir Valia, member of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

5.
To approve and ratify the remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer of the Company, as approved by the Company's Compensation Committee and Board of Directors, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd. as follows:  an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and, exclusive of reimbursement of any expenses for attending such meetings.

6.
To approve and ratify the remuneration for Mr. James Kedrowski, director of the Company, as approved by the Company’s Compensation Committee and Board of Directors which shall be equal to the consideration paid by the Company to its external directors, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

7.	To re-elect Mrs. Ilana Avidov Mor and Mr. Dan Biran, to the Board of Directors as External Directors as defined in the Companies Law for additional three-year terms commencing as of December 31, 2013.

8.	To approve a special bonus to Mr. James Kedrowski in the amount of USD 500,000, as recognition of his performance in three years of service as the Company’s Interim Chief Executive Officer.

9.
To appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

10.	To discuss the Company’s consolidated financial statements for the year ended March 31, 2013.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on August 1, 2013, will be entitled to vote at the Annual General Meeting.  Proxies are being mailed to shareholders on or about August 2, 2013 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefore. The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – COMPENSATION POLICY

Under a recent amendment to the Companies Law, all public Israeli companies, including companies whose shares are only listed outside of Israel, are required to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

In accordance with the requirements of the Companies Law, our compensation committee reviewed and adopted a written compensation policy for our executives, which sets forth our policy regarding the terms of office and employment of office holders as prescribed under the Companies Law. A copy of the proposed Taro Executive Compensation Policy is attached as Annex A to the proxy statement. Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

The Board of Directors will present the following Resolutions at the Annual General Meeting of Shareholders:

Resolution 1

"RESOLVED, to approve the Taro Executive Compensation Policy in the form attached as Annex A hereto."

VOTE REQUIRED

The required vote to approve the above resolution under item 1 is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•           the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Companies Law) or shareholders who do not have a personal interest (as defined in the Companies Law) in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•           the total number of votes against the policy by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 1.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 1.

The Board of Directors unanimously recommends a vote FOR Item 1 above

Item 2 – RE-ELECTION OF DIRECTORS

Under the Companies Law and the Articles of Association, the directors of the Company (other than the External Directors) are elected at each Annual General Meeting. The elected directors commence their terms from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election, as directors of the Company, of the five nominees named below who shall hold office from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, and with respect to Dov Pekelman, under the same terms of remuneration approved by the Audit Committee and Board of Directors and by the Extraordinary General Meeting dated May 12, 2011, and by the Annual General Meetings dated December 29, 2011 and December 30, 2012, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:
1.	Dilip Shanghvi
2.	Kal Sundaram
3.	Sudhir Valia
4.	James Kedrowski
5.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Yakum, Israel.

The following information is supplied with respect to each nominee for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became Chairman of the Board of Directors and of the Nominating Committee in September 2010 and subsequently resigned on April 18, 2012.  Mr. Shanghvi was reappointed to the Board of Directors to fill the vacancy created by the resignation of Mr. Aalok Shanghvi on July 18, 2013 and became Chairman of the Company’s Board of Directors on the same day. Mr. Shanghvi is also Chairman and Managing Director of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”). Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India.  Sun Pharma has leadership in 11 specialty therapy areas within India, has 53% of sales coming from international markets and invested over Rs 17 billion in R&D until now.  Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.  In addition, Mr. Shanghvi is also the Chairman of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd., U.S.A. (“Caraco”), a Sun Pharma subsidiary, since 1997.

Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, became a member and Chairman of the Company’s Board of Directors in April 2012. Upon the appointment of Mr. Dilip Shanghvi to the Board of Directors on July 18, 2013, Mr. Sundaram resigned as the Chairman of the Company’s Board of Directors while remaining a member of the Board of Directors.  He will become Chief Executive Officer of the Company effective August 1, 2013 (committing at least 80% of his time to the Company).  Mr. Sundaram was Sun Pharma’s Chief Executive Officer from April 2010 to April 2012 (and a director of the Sun Pharma Board of Directors until March 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other emerging market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry.  Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), where he has held country, regional and global responsibilities.  As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.

Sudhir Valia became a member of the Company’s Board of Directors in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994.  He currently supports finance, commercial, operations, projects and quality control.  Prior to then, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is on the Board of Directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

James Kedrowski was appointed Interim Chief Executive Officer of the Company in October 2010 and member of the Board of Directors of the Company in May 2011.  Mr. Kedrowski resigned as Interim Chief Executive Officer of the Company effective August 1, 2013. Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President.  Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the USA before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the U.S.A. as Operational Vice President for seven North American Industrial Chemicals plants.

Dov Pekelman became a member of the Company’s Board of Directors and Audit Committee in August 2011, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013.  Professor Pekelman is currently Chairman of Atera Networks Ltd., as well as Gilon Investments (TASE: GILN). He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting:

“RESOLVED, that Dilip Shanghvi be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Kal Sundaram be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Sudhir Valia be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

 “RESOLVED, that James Kedrowski be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Dov Pekelman be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolutions, under Item 2 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 2 above.

Item 3 – REMUNERATION OF DILIP SHANGHVI

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders, and with respect to certain transactions with controlling shareholders, also the approval of the audit committee. The remuneration of Mr. Dilip Shanghvi, as approved by the Audit Committee, the Compensation Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.  Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee and the Audit Committee. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the remuneration of Mr. Dilip Shanghvi, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 3 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•           the majority includes the majority of the total votes of non-controlling or shareholders who do not have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•           the total number of votes against the resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 3.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 3.

The Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 – REMUNERATION OF SUDHIR VALIA

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders, and with respect to certain transactions with controlling shareholders, also the approval of the audit committee. The remuneration of Mr. Sudhir Valia, as approved by the Audit Committee, the Compensation Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.  Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee and the Audit Committee. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the remuneration of Mr. Sudhir Valia, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 4 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•           the majority includes the majority of the total votes of non-controlling or shareholders who do not have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•           the total number of votes against the resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 4.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 4.

The Board of Directors unanimously recommends a vote FOR Item 4 above.

Item 5 – REMUNERATION OF CHIEF EXECUTIVE OFFICER

As required by the Companies Law, the terms of service and employment of directors in a public company, including in their capacity as employees of the company, require approval by the company’s compensation committee, board of directors and shareholders. The remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer, as approved by the Compensation Committee and Board of Directors, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd. is as follows:  an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings. Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee. In addition to his services to Taro, Mr. Sundaram may devote up to 20% of his time to continue to be employed and provide services to Sun Pharma, and Taro may pay Mr. Sundaram’s compensation either directly to him, or through Sun Pharma.  The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer of the Company, be and is hereby approved which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd. as follows: an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 5 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•           the majority includes the majority of the total votes of non-controlling or shareholders who do not have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•           the total number of votes against the resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 5.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 5.

The Board of Directors unanimously recommends a vote FOR Item 5 above.

Item 6 – REMUNERATION OF JAMES KEDROWSKI

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders.  The remuneration of Mr. James Kedrowski, as approved by the Compensation Committee and Board of Directors, will be equal to the consideration paid by the Company to its External Directors, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment:   an annual fee of NIS 121,410 and a fee of NIS 3,650 per meeting of the Board of Directors and any committee thereof, linked to any changes in the Israeli Consumer Price Index from and after the date of this Proxy Statement, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.
The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the remuneration of Mr. James Kedrowski, as a director of the Company, which shall be equal to the consideration paid by the Company to its external directors, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment be and is hereby approved and ratified.

VOTE REQUIRED
In order to approve the above Resolution, under Item 6 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 6 above.

Item 7 – RE-ELECTION OF EXTERNAL DIRECTORS

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election, as External Directors of the Company, of the two nominees named below who shall hold office for an additional three-year term, unless their service is earlier terminated under any applicable law or the Articles of Association.

The list of nominees is as follows:
a.           Ms. Ilana Avidov Mor
b.           Mr. Dan Biran

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are required to have at least two External Directors.

The Companies Law further provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the company;

(ii)	any entity controlling the company as of the date of the election; or

(iii)	any entity controlled by the company or under common control with the company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, and a child/brother/sister/parent of such person’s spouse or the spouse of any of the foregoing.

The Companies Law defines the term “office holder” as general manager (that is the chief executive officer), chief business manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, any director and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage an External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law further provides that when appointing an External Director, if all members of the board of directors of the company are of one gender then at least one External Director shall be of the other gender.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Each proposed nominee has declared to the Company that such nominee possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, that such nominee is capable of dedicating the appropriate amount of time for the performance of such nominee’s role as an External Director of the Company considering, inter alia, the Company’s size and special needs and such nominee has agreed to stand for election.  Copies of the declarations of the External Directors are available for inspection at the Company’s offices in Yakum, Israel.

The initial term of an External Director is three years and may be extended for two consecutive three-year terms.  In accordance with the regulations under the Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.  The same special majority is required for election of the statutory external director for each additional three-year term (as was required for the initial term), with the additional requirement that the arguments of the board of directors and audit committee in favor of election for such additional term, and the number of terms already served by the external director, be presented to the general meeting prior to the vote.

An External Director may be removed from office only by the same percentage of votes as is required for election or by a court, if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.  Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the Audit Committee and the Compensation Committee, which is required to include all the External Directors.

Each External Director has agreed to receive remuneration in accordance with Section 5(f) of the Companies Regulations (Easements to Public Companies which Shares are Listed for Trading in a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (“Remuneration Rules”).  In accordance with the foregoing, each External Director will receive an annual fee of NIS 115,400 and a fee of up to NIS 3,470 per meeting attended, which amounts are linked to the Israeli consumer price index (based on the Israeli consumer price index as of the date of this Proxy Statement, currently equal to NIS 121,410 and NIS 3,650, respectively).  Under such regulations, the External Directors’ remuneration must be fixed and agreed upon with the company prior to the acceptance of the nomination.

Each of Ms. Ilana Avidov Mor and Mr. Dan Biran, if elected, will serve a three-year term commencing upon the date of expiration of their initial three-year term.

The following information is supplied with respect to each nominee for election as External Director to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Ilana Avidov Mor is a Certified Accountant who became a member of the Company’s Board of Directors and Audit Committee in December 2010, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013.  Until January 2013, she served as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Ms. Avidov Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), Israel, fulfilling various positions between 1994 and 2009. Among these positions, Ms. Avidov Mor served as Deputy General Manager of the Bank for over a decade, and as Comptroller for eight years. Between the years 1974 and 1994, Ms. Avidov Mor worked for Braude & Partners Accountants. Ms. Avidov Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and three pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov Mor is a former General Manager on behalf of Bank Yahav of four pension funds owned by the bank. Ms. Avidov Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Company’s Board of Directors and Audit Committee in December 2010, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013.  Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit.  Between the years 2007 and July 2012, Mr. Biran served as the Chairman of the Board of Directors of Biological Industries Ltd. and Ducart Ltd. Between the years 2009 and 2011, Mr. Biran served as a Director of Netafim Ltd. and Enzymotec Ltd. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc. He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992. Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel. Mr. Biran earned his B. Sc in Agro Economy and M. Sc. in Plant Physiology & Biochemistry from the Hebrew University, Israel.

The Board of Directors has reviewed Ms. Avidov Mor’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Ms. Avidov Mor has accounting and financial expertise.

The Board of Directors has reviewed Mr. Biran’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Mr. Biran has professional competence.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting of Shareholders:

      Resolution 7a

"RESOLVED, that Ms. Ilana Avidov Mor be and is hereby appointed as an External Director of the Company for a term of three-years, commencing on December 31, 2013.”

Resolution 7b

"RESOLVED, that Mr. Dan Biran be and is hereby appointed as an External Director of the Company for a term of three-years, commencing on December 31, 2013.”

VOTE REQUIRED

In order to re-elect, under Items 7a and 7b of this Proxy Statement, Ms. Ilana Avidov Mor and Mr. Dan Biran, respectively, each to a three-year term as an External Director, the required vote, in each case, is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•
the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) or shareholders who do not have a personal interest in such election present at the meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the election of the statutory external director by the non-controlling shareholders or shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Items 7a and 7b.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Items 7a and 7b.

The Board of Directors has determined that Ms. Ilana Avidov Mor and Mr. Dan Biran are fully qualified to serve as External Directors. Accordingly, the Board of Directors unanimously recommends a vote FOR the election of Ms. Ilana Avidov Mor (Item 7a) and Mr. Dan Biran (Item 7b) as External Directors.

Item 8 – PAYMENT OF BONUS TO JAMES KEDROWSKI

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders.  Mr. James Kedrowski, who is a member of the Board of Directors, recently completed nearly three years of service as Interim Chief Executive Officer of the Company.  In light of Mr. Kedrowski’s achievements as Interim Chief Executive Officer, and the financial performance of the Company during this period, the Compensation Committee and Board of Directors have approved payment of a bonus to Mr. Kedrowski in the amount of USD 500,000.

The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that Mr. James Kedrowski, a director of the Company, be paid a bonus in the amount of USD 500,000, as recognition of his performance in three years of service as the Company’s Interim Chief Executive Officer.

VOTE REQUIRED

In order to approve the above Resolution, under Item 8 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 8 above.

Item 9 – APPOINTMENT OF INDEPENDENT AUDITORS

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the annual general meeting of the shareholders of the Company that follows the Annual General Meeting.  The shareholders at the Annual General Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be and are hereby appointed as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 9 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 9 above.

Item 10 - FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED MARCH 31, 2013

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2013 and the consolidated statements of income for the period then ended, which are included in the Company’s Report on Form 20-F for the twelve month period ended March 31, 2013, which the Company filed with the U.S. Securities and Exchange Commission on July 2, 2013 and can be accessed at http://www.taro.com.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  July 25, 2013

ANNEX A

Taro Compensation Policy for Office Holders

Compensation Policy for Office holders

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Taro Pharmaceutical Industries Ltd.

Office Holders Compensation Policy

1.	Introduction

1.1
On December 12, 2012, Amendment No. 20 (hereinafter: the “Amendment”) to the Companies Law, 5759-1999 (hereinafter: the “Law” or the “Companies Law”), which sets forth obligations with respect to the adoption of a compensation policy for Office holders in Israeli public companies or private companies which issued bonds to the public (hereinafter: the “Compensation Policy”), entered into force.

1.2
Taro Pharmaceutical Industries Ltd. (hereinafter: “Taro” or the "Company") is a multinational, science-based pharmaceutical company, operating primarily in the United States, Canada and Israel, through three entities: Taro Israel and two of its subsidiaries, Taro Pharmaceuticals Inc. (Taro's Canadian indirect subsidiary) and Taro Pharmaceuticals U.S.A., Inc. (Taro's U.S. subsidiary). Operating in an intensely competitive pharmaceutical industry, the Company competes with the original manufacturers of the brand-name, other generic drug manufacturers and manufacturers of new drugs that may compete with the Company's generic drugs. Many of Taro's competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition.

1.3
The Compensation Policy is meant to provide the Company the ability to attract, retain, reward and motivate highly skilled Office holders (as defined in section 2.4.2), and to assure that the compensation structure meets Taro's interests and its overall financial and strategic objectives.

1.4	Any references to the masculine gender shall be deemed to include a reference to the feminine and neuters where the context so admits.

2.	Principles of the Compensation Policy

2.1	The Company determined the Compensation Policy for Office holders (defined below) in accordance with the following considerations:

•	Promoting the Company’s objectives, work schedule and policies from a viewpoint which aims to enhance both long term and short term value for all of Taro’s stakeholders.

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•	Creating appropriate incentives for the Office holders of the Company, taking into consideration its risk management policy.

•	The size of the Company and the nature of its activities.

•
With respect to variable components – the contribution of the Office holder to the achievement of the Company’s objectives and the maximization of its profits, on the basis of a concept which balances long term considerations with short term considerations and in accordance with the position of the Office holder.

2.2	In determining the Office holder’s compensation, the following criteria, among others, will be examined:

•	The Office holder’s education, qualifications, professional experience and achievements.

•	The Office holder’s position, areas of responsibility and previous salary agreements with the Company.

•
The annual cost of the employment terms of the Office holder and the average and median annual salary of Taro's employees and outsourced service providers, by geographic location, as well as whether such disparities have an effect on employment relations.

•	The ratio between the variable compensation components and the fixed compensation components.

•	Compensation practices of other companies that are active in similar markets.

2.3	Manner of determination and approval of the Compensation Policy

•	The Compensation Committee shall discuss the Compensation Policy and provide its recommendations to the Company's Board of Directors.

•
The Board of Directors shall discuss the Compensation Policy and the recommendations of the Compensation Committee. After discussing and weighing the recommendations of the Compensation Committee, the Board of Directors is to approve the Compensation Policy.

•	The approval of the Compensation Policy by the Board of Directors is subject to the approval thereof at the General Meeting of the Company's shareholders in accordance with the Law.

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2.4	Applicability

2.4.1
The Compensation Policy shall apply to any “Office holder”, as this term is defined in the Companies Law (hereinafter: the “Office holders”): a Director, CEO, COO, Deputy CEO, anyone holding a position as set forth above in the Company even if his title is different, and any other Office holder who directly reports to the CEO.

2.4.2
The Compensation Policy is intended to apply to the Office holders serving in the Company at the date of its entry into force and all Office holders that will commence their service with the Company while the Policy is in effect, including:

•	The CEO of the Company (hereinafter: “CEO”).

•
Senior staff: CFO & Chief Accounting Office holder(s), General Counsel & VP Corporate Compliance, GVP R&D, GVP Quality Affairs, GVP Haifa Site Manager, GVP Portfolio Manager, GVP & General Manager Canada, VP HR, Head of Procurement, CCO of the Generic Rx Business U.S., VP S&M TPHA, VP IT Israel, and any other Office holder, as shall be defined by the Board of Directors.

•	Directors.

2.4.3
As of the date of the approval of the Compensation policy, all existing employment agreements and terms of the Company's Office holders are in accordance with the Compensation policy, its principals and guidelines.

3.	Components of the compensation of Office holders (other than Directors)

The Compensation of the Office holders (other than Directors) may include the following components:

3.1	Base salary, social and other benefits (“Fixed Compensation”)

3.1.1	The Base salary of Office holders shall be determined based on the following:

3.1.1.1	The parameters specified in Section 2.2 above.

3.1.1.2	Executive compensation survey (benchmark) of companies operating in similar industries and/or with similar financial performance, per geographic location.

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3.1.1.3
Notwithstanding the foregoing, the Compensation Committee shall be entitled to approve an update of the base salary of the Company's Office holders, subject to the parameters specified in Section 2.2 above and 3.1.1.2, at a rate that does not exceed 35% of the base salary prior to such update.

3.1.2
The Fixed Compensation may include additional benefits. In light of the Company's global nature and the fact that its Office holders are employed in geographic locations worldwide (US, Canada and Israel), under different legal systems, social benefits shall be adjusted according to the local laws, and customary employment terms. Office holders shall be eligible to participate in and receive benefits from the standard and customary benefit plans provided to the Company's employees.

3.1.3	In addition, an Office holder shall be eligible to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors.

3.2	Short Term Variable cash compensation.

3.2.1	The compensation package may include an annual cash bonus plan ("Bonus plan") based on the Company's performance as well as the attainment of individual objectives.

3.2.2
An eligible Office holder's bonus payment will generally be based 25%-75% on the Company's performance and 75%-25% on attainment of the Office holder's individual goals, subject to a change in the proportions at the discretion of the Compensation Committee.

3.2.3	Examples of Bonus plan performance targets that will be considered, among others:

•	Accomplishment of Key Performance Objectives

•	Financial results

•	Sales objectives

•	R&D objectives

•	Cost savings

•	Meeting the Company's budget

•	Shareholder value

3.2.4
In addition, the Chairman of the Board of Directors is entitled to recommend granting a special incentive to Office holders, subject to approval of the Compensation Committee and the Board of Directors.

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3.2.5
The performance targets and the maximum variable components payable to the Chairman and the CEO shall be determined by the Compensation Committee and the Board of Directors and to the other Office holders by the CEO.

3.2.6
The Company shall recover all or a portion of any compensation paid to an Office holder that was paid on the basis of financial data included in its financial statements, in any fiscal year, that were found to be inaccurate and were subsequently restated.

In such event, the Company will seek reimbursement from the Office holder to the extent such Office holder would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

3.3	Long Term Variable Compensation

3.3.1
The compensation package may include a long term incentive plan (in addition to the short term variable cash compensation) which may consist of either: (1) Long term cash bonus plan, which will be based on long term performance goals of the Company and the Office holder; or (2) Equity based awards, according to the recommendation of the Compensation Committee and approval of the Board of Directors.

3.3.2
The purpose of the long term variable compensation is to align the interests of the executive officers with those of the Company’s shareholders, while basing the Officer’s contribution on the Company’s results on the basis of a long term perspective.

3.3.3	The period of the long term variable compensation component will be not less than two (2) years.

3.4	Maximum variable Compensation

3.4.1
The maximum variable compensation component, short and long term, as percentage of the base earned salary may differ from one Office holder to another based on the parameters specified in Section 2.2 above, and in any case will not exceed 200% of the annual base salary per year, as described in sections 3.2 and 3.3 above.

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3.5	Termination related terms

3.5.1
Statutory Severance related terms and payments will be made in accordance and subject to the applicable law in each geographic location of the Company's Office holders, and according to the actual terms of termination determined for each Office holder in his employment agreement.

3.5.2
Should the Company decide to make termination payments to a departing Office holder, such payments may include, but not exceed an aggregate of 18 months' pay for the combined advanced notice period and severance pay (not counting, for this purpose, statutory severance pay where applicable).

3.5.3
While considering any termination payments, the Compensation Committee may consider certain criteria, including, but not limited to the length of the Office holder’s employment period, his performance during his employment, the circumstances surrounding the termination of employment etc.

4.	Compensation of Directors

4.1.1
The Compensation of the Company's external directors shall be in accordance with the Companies Law Regulations (Rules Regarding Remuneration and Expenses for an External Director) 5760-2000 ("Statutory Director Fees").

4.1.2
The compensation paid to directors, in their capacity as such (whether in cash or equity) shall be determined, taking into account: A. the field in which the Company operates, B. comparison with companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or privately-held, C. the contribution and active involvement in the business of the Company. Such compensation may be paid to the director or to a company controlled by such director.

4.1.3	Directors of the Company who provide additional professional services and consulting may also be entitled to additional compensation as shall be determined by the Company as follows:

•	Management or consulting fees

•	Annual bonus

5.	Ratio of the Office holder’s compensation to the average and median salary in the Company

Due to the Company's global nature, the Compensation Committee has taken and will take into consideration while determining the Office holders' compensation, the fact that the Company's employees are employed in various countries worldwide, under different terms of employment. Therefore the Compensation Committee considered the relationship between the terms of service and employment of the Office holder and the salary of the other employees of the Company in each Office holder's geographic location, and in particular the ratio of the total compensation for the Office holders of the Company to the average and median salary of the Company’s employees in each geographic location. The Compensation Committee found that the relationship mentioned above does not harm the Company's performance and its ability to recruit and retain its employees in the various countries.

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6.	Processes for the supervision and control of the Compensation Policy

6.1
The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee’s recommendations.

6.2
The Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

6.3
The approval of compensation for an Office holder, shall be determined by the Compensation Committee, and subsequently approved by the Board of Directors; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company.

6.4
The Compensation Committee and the Board of Directors of the Company based on the Committee’s recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall be in accordance with the considerations and the criteria which have been set forth in Section 2.2 above, according to law and subject to the circumstances of the matter.

6.5	Stringent control procedures shall be exercised, in order to ensure that the Compensation Policy which has been selected is appropriately implemented.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 25, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director